April 18, 2022

Wayde McMillan
Executive Vice President & Chief Financial Officer

Insulet Corporation
100 Nagog Park
Acton, Massachusetts 01720

Via Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

Re: Insulet Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-33462

Dear Ms. Bennett and Ms. Lochhead:

Insulet Corporation (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 14, 2022, with respect to Insulet Corporation’s Form 10-K filed with the Commission on February 24, 2022 (the “Form 10-K”).

Set forth below is the heading and text of the comment followed by our response:

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements, page 44

1.In future filings, please revise to separately disclose the amount of related party transactions on the face of the consolidated balance sheet and statement of income. Refer to Rule 4-08(k) of Regulation S-X.

Response: In response to the Staff’s comment, in future filings the Company will separately disclose on the face of the financial statements the related party transaction amounts that are currently disclosed in Note 5 of the financial statements in the 10-K.

Sincerely,
/s/ Wayde McMillan
Executive Vice President & Chief Financial Officer
(303) 217-3736

Copy: John Kapples, SVP, General Counsel
Lauren Budden, Group VP, Chief Accounting Officer and Controller